Pacific Select Fund NSAR 12-31-05
EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS



Effective January 1, 2006, the investment practices of the Pacific Select Fund were changed as follows:

The Large-Cap Growth Portfolio's (formerly Blue Chip Portfolio) investment practices were changed to:

..	 amend the Portfolio's principal investment policy to invest at least 80% of its assets in large-capitalization equity securities. (77Q1(b) Resolution 1)

..	allow the Portfolio to invest up to 20% of its assets in
foreign securities (including emerging market securities and excluding securities of Canadian issuers)(as measured at time of purchase).
(77Q1(b) Resolution 1)

..	allow the Portfolio to invest in equity and/or debt real estate investment trusts, without limit
(77Q1(b) Resolution 1)